Exhibit 99.3

July 12, 2024

Infinity Natural Resources, LLC

2605 Cranberry Square

Morgantown, WV 26508

Attention: Mr. Ryan Warner

SUBJECT:

Evaluation of Oil and Gas Reserves

To the Consolidated Interests of

Infinity Natural Resources, LLC

In Certain Properties Located in Ohio and Pennsylvania

Pursuant to the Requirements of the

Securities and Exchange Commission

Effective January 1, 2024

Job 24.2321

At the request of Infinity Natural Resources (INR), Wright & Company, Inc. (Wright) has performed an evaluation to estimate proved reserves and associated cash flow and economics from certain properties to the subject interests. This evaluation was authorized by Mr. Ryan Warner of INR. Projections of the reserves and cash flow to the evaluated interests were based on specified economic parameters, operating conditions, and government regulations considered applicable at the effective date. This reserves evaluation is pursuant to the financial reporting requirements of the United States (U.S.) Securities and Exchange Commission (SEC) as specified in Regulation S-X, Rule4-10(a) and Regulation S-K, Rule 1202(a)(8). It is the understanding of Wright that the purpose of this evaluation is for inclusion in relevant registration statements or other filings to the SEC for the fiscal year ended December 31, 2023. The effective date of this report is January 1, 2024. The report was completed July 12, 2024. The following is a summary of the results of the evaluation.

Infinity Natural Resources, LLC Pursuant to SEC	Total Proved Developed (PDP & PDNP)	Proved Undeveloped (PUD)	Total Proved (PDP, PDNP & PUD)	Firm Transportation (FT)	Total Proved & Firm Transportation (PDP, PDNP, PUD & FT)
Net Reserves to the Evaluated Interests
Oil, Mbbl:	13,172.248	17,866.028	31,038.276	0.000	31,038.276
Gas, MMcf:	252,832.288	255,892.768	508,725.056	0.000	508,725.056
NGL, Mbbl:	12,643.506	13,118.168	25,761.672	0.000	25,761.672
Oil Equivalent, MBOE:	67,954.469	73,632.991	141,587.457	0.000	141,587.457
(6 Mcf = 1 BOE)
Cash Flow BTAX, M$ Undiscounted:	1,021,108.736	1,021,395.008	2,042,504.320	(4,807.913)	2,037,696.256
Discounted at 10% Per Annum:	555,980.096	386,210.880	942,190.912	(3,807.214)	938,383.680

Please note numbers in table may not add due to rounding techniques in the ARIES™ petroleum software program.

Twelve Cadillac Drive • Suite 260

Brentwood, TN 37027

(615) 370-0755 Fax (615) 370-0756

www.wrightandcompany.com

Mr. Ryan Warner

Infinity Natural Resources, LLC

July 12, 2024

The following is a summary of the total proved developed results of the evaluation.

Infinity Natural Resources, LLC Pursuant to SEC	Proved Developed Producing (PDP)	Proved Developed Nonproducing (PDNP)	Total Proved Developed (PDP & PDNP)
Net Reserves to the Evaluated Interests
Oil, Mbbl:	9,779.224	3,393.024	13,172.248
Gas, MMcf:	227,565.488	25,266.820	252,832.288
NGL, Mbbl:	9,966.714	2,676.791	12,643.506
Oil Equivalent, MBOE:	57,673.519	10,280.952	67,954.469
(6 Mcf = 1 BOE)
Cash Flow BTAX, M$ Undiscounted:	828,094.080	193,014.992	1,021,108.736
Discounted at 10% Per Annum:	455,366.304	100,613.824	555,980.096

Please note numbers in table may not add due to rounding techniques in the ARIES™ petroleum software program.

The properties evaluated in this report are located in the states of Ohio and Pennsylvania. According to INR, the total proved reserves included in this evaluation represent 100 percent of the reported total proved reserves of INR.

Proved oil and gas reserves are those quantities of oil and gas that can be estimated with reasonable certainty to be economically producible under existing economic conditions, operating methods, and government regulations. As specified by the SEC regulations, when calculating economic producibility, the base product price must be the 12-month average price, calculated as the unweighted arithmetic average of the first-day-of-the-month price for each month within the prior 12-month period. The benchmark base prices used for this evaluation were $78.22 per barrel for West Texas Intermediate oil at Cushing, Oklahoma, and $2.637 per million British thermal units (MMBtu) for natural gas at Henry Hub, Louisiana. These benchmark base prices were adjusted for energy content, quality, and basis differential, as appropriate. The resultant average adjusted product prices are $73.73 per barrel of oil and $1.739 per thousand cubic feet (Mcf) of gas. The Natural Gas Liquids (NGL) product price was calculated to be approximately 29 to 45 percent of the base oil price based on field, resulting in a weighted average adjusted price of $26.87 per barrel. The product prices and adjustments were held constant for the life of the properties.

Oil and other liquid hydrocarbon volumes are expressed in thousands of U.S. barrels (Mbbl) of 42 U.S. gallons per barrel. Gas volumes are expressed in millions of standard cubic feet (MMcf) at 60 degrees Fahrenheit and at the legal pressure base that prevails in the state in which the reserves are located. For purposes of this report, volumes of natural gas are converted into equivalent quantities of oil at the ratio of 6 Mcf equals 1 barrel of oil equivalent (BOE). No adjustment of the individual gas volumes to a common pressure base has been made.

Net income to the evaluated interests is the cash flow after consideration of royalty revenue payable to others, state and county taxes, state fees, operating expenses, investments, salvage values, and abandonment costs, as applicable. The cash flow is before federal income tax (Cash Flow BTAX) and excludes consideration of any encumbrances against the properties if such exist. The Cash Flow BTAX was discounted monthly at an annual rate of 10.0 percent in accordance with the reporting requirements of the SEC.

Mr. Ryan Warner

Infinity Natural Resources, LLC

July 12, 2024

The estimates of reserves contained in this report were determined by accepted industry methods, and the assumptions, data, methods, and procedures used are appropriate for the purpose served by the report. Where sufficient production history and other data were available, reserves for producing properties were determined by extrapolation of historical production or sales trends. Analogy to similar producing properties was used for development projects and for those properties that lacked sufficient production history to yield a definitive estimate of reserves. When appropriate, Wright may have also considered volumetric calculations, log correlations, target zone, and geosteering in the determination of estimated ultimate recovery (EUR). These calculations are often based upon limited log and/or core analysis data and incomplete formation fluid and rock data. Since these limited data must frequently be extrapolated over an assumed drainage area, subsequent production performance trends or material balance calculations may cause the need for significant revisions to the estimates of reserves. Wright has used all methods and procedures as it considered necessary under the circumstances to prepare this report.

Oil, gas, and other liquid hydrocarbon reserves were evaluated for the proved developed producing (PDP), proved developed nonproducing (PDNP), and proved undeveloped (PUD) categories. The summary classification of total proved developed reserves combines the PDP and PDNP categories, and the summary classification of total proved reserves combines the total proved developed and PUD categories. In preparing this evaluation, no attempt has been made to quantify the element of uncertainty associated with any category. Reserves were assigned to each category as warranted.

There are significant uncertainties inherent in estimating reserves, future rates of production, and the timing and amount of future costs. The estimation of oil and gas reserves must be recognized as a subjective process that cannot be measured in an exact way, and estimates of others might differ materially from those of Wright. The accuracy of any reserves estimate is a function of the quantity and quality of available data and of subjective interpretations and judgments. It should be emphasized that production data subsequent to the date of these estimates or changes in the analogous properties may warrant revisions of such estimates. Accordingly, reserves estimates are often different from the quantities of oil and gas that are ultimately recovered.

All data utilized in the preparation of this report were provided by INR. No inspection of the properties was made as this was not considered to be within the scope of this evaluation. Wright has not independently verified the accuracy and completeness of information and data furnished by INR with respect to ownership interests, oil and gas production or sales, historical costs of operation and development, product prices, or agreements relating to current and future operations and sales of production. Wright requested and received detailed information allowing Wright to check and confirm any calculations provided by INR with regard to product pricing, appropriate adjustments, lease operating expenses, and capital investments for drilling the undeveloped locations. Furthermore, if in the course of Wright’s examination something came to our attention that brought into question the validity or sufficiency of any information or data, Wright did not rely on such information or data until we had satisfactorily resolved our questions relating thereto or independently verified such information or data. In accordance with the requirements of the SEC, all operating costs were held constant for the life of the properties.

In accordance with the instructions of INR, abandonment costs net of salvage values were included, as appropriate. Wright has not performed a detailed study of the abandonment costs nor the salvage values; however, the provided values appear to be reasonable.

Wright is not aware of any potential environmental liabilities that may exist concerning the properties evaluated. There are no costs included in this evaluation for potential property restoration, liability, or clean up of damages, if any, that may be necessary due to past or future operating practices.

Mr. Ryan Warner

Infinity Natural Resources, LLC

July 12, 2024

While the oil and gas industry may be subject to regulatory changes from time to time that could affect an industry participant’s ability to recover its oil and gas reserves, we are not aware of any such governmental actions which would restrict the recovery of the estimated oil, gas, and NGL volumes as of January 1, 2024. The reserves in this report can be produced under current regulatory guidelines. Actual future commodity prices may differ substantially from the utilized pricing scenario, which may or may not extend or limit the estimated reserve and revenue quantities presented in this report.

Wright is an independent petroleum consulting firm founded in 1988 and owns no interests in the oil and gas properties covered by this report. No employee, officer, or director of Wright is an employee, officer, or director of INR, nor does Wright or any of its employees have direct financial interest in INR. Neither the employment of nor the compensation received by Wright is contingent upon the values assigned or the opinions rendered regarding the properties covered by this report.

This report is prepared for the information of INR, its shareholders, and for the information and assistance of its independent public accountants in connection with their review of and report upon the financial statements of INR, and for reporting disclosures as required by the SEC. This report is also intended for public disclosure as an exhibit in filings made to the SEC by INR.

Based on data and information provided by INR, and the specified economic parameters, operating conditions, and government regulations considered applicable at the effective date, it is Wright’s conclusion that this report provides a fair and accurate representation of the oil and gas reserves to the interests of INR in those certain properties included in this report.

The professional qualifications of the petroleum consultants responsible for the evaluation of the reserves and economics information presented in this report meet the standards of qualified reserves evaluator as defined in the Standards Pertaining to the Estimating and Auditing of Oil and Gas Reserves Information as promulgated by the Society of Petroleum Engineers.

It has been a pleasure to serve you by preparing this evaluation. All related data will be retained in our files and are available for your review.

Very truly yours,

Wright & Company, Inc.
TX Reg. No. F-12302

By:	/s/ D. Randall Wright
D. Randall Wright, P.E.
President